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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of December 2003



                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)



                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



                            Form 20-F x Form 40-F___




         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                             Yes [ ]   No [x]




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         As previously announced and reported, on November 11, 2003, the
Registrant entered into amendment agreements with its banks and its major investors for the continued funding of the Fab 2 project.

         On December 16, 2003, the Registrant announced receipt of the fifth and final Fab 2 milestone payment from its strategic partners and the closing of the aforementioned amendment to its credit facility for the continued financing of Fab 2.

         Annexed as Exhibits 99.1 through 99.5 are copies of the amendment agreements and the press release:


         99.1. Seventh Amendment to the Facility Agreement dated November 11, 2003.

         99.2.    Undertaking of The Israel Corporation Ltd. dated November 11,
                  2003.

         99.3.    Undertaking of the Registrant dated November 11, 2003.

         99.4. Letter Agreement dated November 11, 2003 by and among the Registrant, Israel Corporation Technologies, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co., Ltd.

         99.5.    Press Release

         This Form 6-K is being incorporated by reference into (i) the Registrant's Registration Statement on Form F-3 filed with the Commission on November 14, 2003 (File No. 333-110486) and (ii) all currently effective registration statements of the Registrant under the Securities Act of 1933.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     TOWER SEMICONDUCTOR LTD.



Date: December 17, 2003                              By: /s/ Tamar Cohen
                                                         ----------------------
                                                         Tamar Cohen
                                                         Corporate Secretary